Exhibit 99.2

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED FINANCIAL DATA
AS OF JUNE 30, 2010

INDEX

Page

Interim Consolidated Balance Sheets	F-2 - F-3

Interim Consolidated Income Statements	F-4

Interim Consolidated Comprehensive Income Statement	F-5

Interim Statement of Changes to Shareholders Equity	F-6 - F-8

Interim Consolidated Statements of Cash Flows	F-9 - F-12

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

	June 30	December 31		June 30
	2010	2009		2010
	(Unaudited)	(Audited)		(Unaudited)
				Convenience translation
	(in thousand NIS)			US$'000

Current Assets
Cash and cash equivalents	1,189,351		1,508,301	306,929
Short-term deposits and investments	637,264		563,719	164,455
Trade accounts receivables	80,336		45,049	20,732
Other receivables	156,827		119,890	40,472
Prepayments and other assets	316,792		335,206	81,753
Inventories	54,542		45,494	14,075
Trading property	4,119,239		4,157,610	1,063,029
	6,554,351		6,775,269	1,691,445
Assets related to discontinued operation	2,244		2,250	579
	6,556,595		6,777,519	1,692,024

Non-Current Assets
Deposits, loans and other long-term balances	624,542		625,695	161,172
Investments in associates	37,894		41,597	9,779
Property, plant and equipment	1,626,620	(*)	1,787,720	419,773
Investment property	2,472,472	(**)	99,881	638,057
Other assets and deferred expenses	25,990	(*)	22,291	6,707
Intangible assets	51,248		53,486	13,226
	4,838,766		2,630,670	1,248,714

	11,395,361		9,408,189	2,940,738

(*)	Retrospective application of accounting policy for classification of leases of land (see note 3.B).
(**)	Change in accounting policy of measurement of investment property (see note 3.A).

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED BALANCE SHEETS (CONT.)

	June 30	December 31		June 30
	2010	2009		2010
	(Unaudited)	(Audited)		(Unaudited)
				Convenience translation
	(in thousand NIS)			US$'000

Current Liabilities
Short-term credits	2,578,457		2,218,964	665,408
Suppliers and service providers	152,468		199,566	39,347
Payables and other credit balances	342,928		201,450	88,498
Other liabilities	114,976		117,965	29,671
	3,188,829		2,737,945	822,924
Liabilities related to discontinued operation	19,106		18,630	4,930
	3,207,935		2,756,575	827,854

Non-Current Liabilities
Borrowings	5,924,770	(*)	4,347,333	1,528,972
Other financial liabilities	34,021		96,686	8,780
Other liabilities	17,277		17,450	4,459
Deferred taxes	26,646	(**)	41,974	6,876
	6,002,714		4,503,443	1,549,087

Shareholders' Equity
Attributable to equity holders of the Company	833,261	(*/**)	946,450	215,035
Non-controlling interest	1,351,451	(**)	1,201,721	348,762
	2,184,712		2,148,171	563,797

	11,395,361		9,408,189	2,940,738

(*)	Retrospective application of accounting policy for classification of leases of land (see note 3.B).
(**)	Change in accounting policy of measurement of investment property (see note 3.A).

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED INCOME STATEMENTS

	Six months period ended		Year ended		Six months period ended
	June 30		December 31		June 30
	2010	2009	2009		2010
					Convenience
					Translation
	(in thousand NIS)				US$'000

Revenues and gains
Gain from bargain purchase	384,779	-		-	99,298
Gains from change of shareholding in subsidiaries	-	78,258		31,106	-
Commercial centers	47,335	41,900		85,466	12,215
Hotels operations and management	193,866	188,919		396,736	50,030
Sale of medical systems	16,283	24,518		61,683	4,202
Sale of fashion merchandise and others	81,320	49,775		118,386	20,986
	723,583	383,370		693,377	186,731
Expenses and losses
Commercial centers	76,948	88,389	(**)	165,830	19,858
Hotels operations and management	163,868	175,365		353,229	42,288
Cost and expenses of medical systems operation	32,138	33,295		67,403	8,294
Cost of fashion merchandise and others	90,409	56,712		134,142	23,331
Research and development expenses	29,588	33,358		73,959	7,636
General and administrative expenses	34,595	33,851		66,153	8,928
Share in losses of associates, net	4,867	7,510		14,039	1,256
Financial expenses	187,357	128,678		283,546	48,350
Financial income	(21,890)	(50,268)		(92,725)	(5,649)
Change in fair value of financial instruments measured at fair value through profit and loss	(14,427)	88,549		70,702	(3,723)
Impairments, charges and other expenses, net	17,811	60,731		260,225	4,597
	601,264	656,170		1,396,503	155,166

Income (loss) before income taxes	122,319	(272,800)		(703,126)	31,565
Income taxes (tax benefit)	17,268	(30,032)		(35,571)	4,456

Income (loss) from continuing operations	105,051	(242,768)		(667,555)	27,109
Profit (loss) from discontinued operation, net	-	(538)		16,550	-

Income (loss) for the period	105,051	(243,306)		(651,005)	27,109

Attributable to:
Equity holders of the Company	80,402	(186,147)		(530,942)	20,748
Non-controlling interest	24,649	(57,159)		(120,063)	6,361
	105,051	(243,306)		(651,005)	27,109

Earnings per share - (in NIS)

Basic earnings per share:
From continuing operation	3.16	(7.29)		(21.51)	0.81
From discontinued operation	-	(0.02)		0.65	-
	3.16	(7.31)		(20.86)	0.81

Diluted earnings per share:
From continuing operation	2.46	(7.29)		(21.53)	0.63
From discontinued operation	-	(0.02)		0.65	-
	2.46	(7.31)		(20.88)	0.63

(**)	Change in accounting policy of measurement of investment property (see note 3.A).

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED OTHER COMPREHENSIVE INCOME STATEMENT

	Six months period ended		Year ended	Six months period ended
	June 30		December 31	June 30
	2010	2009	2009	2010
				Convenience
				Translation
	(in thousand NIS)			US$'000

Income (loss) for the period	105,051	(243,306)	(651,005)	27,109

Exchange differences arising from translation of foreign operations	(264,230)	142,791	89,638	(68,188)
Loss from cash flow hedge	(8,925)	399	(2,099)	(2,303)
Gain (loss) from available for sale investments	(1,934)	578	9,383	(499)
	(275,089)	143,768	96,922	(70,990)

Comprehensive income (loss)	(170,038)	(99,538)	(554,083)	(43,881)

Attributable to:
Equity holders of the Company	(98,124)	(87,307)	(464,132)	(25,322)
Non-controlling interest	(71,914)	(12,231)	(89,951)	(18,559)
	(170,038)	(99,538)	(554,083)	(43,881)

ELBIT IMAGING LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Foreign currency translation adjustments	Hedging reserves	Available for sale reserve	Stock based compensation reserve	Retained earnings	Gross amount	Treasury stock	Total amount attributable to equity holders of the Company	Non-controlling interest	Total shareholders' equity
	(In thousand NIS)
Balance

January 1, 2009	38,032	815,291	(304,369)	(37,122)	(4,081)	43,840	960,620	1,512,211	(138,519)	1,373,692	1,064,091	2,437,783
Effect of change in accounting policy of measurement of investment property							7,456	7,456		7,456	5,805	13,261
Effect of change in accounting policy for classification of lease of land							(3,800)	(3,800)		(3,800)		(3,800)
As restarted	38,032	815,291	(304,369)	(37,122)	(4,081)	43,840	964,276	1,515,867	(138,519)	1,377,348	1,069,896	2,447,244
Comprehensive income (loss)	-	-	62,065	(2,099)	6,844	-	(530,942)	(464,132)	-	(464,132)	(89,951)	(554,083)
Stock-based compensation expenses	-	-	-	-	-	13,957	-	13,957	-	13,957	36,622	50,579
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	5,993	5,993
Issuance of shares to the non- controlling interest by a subsidiary	-	-	-	-	-	-	-	-	-	-	71,940	71,940
Exercise of shares by employees	6	701	-	-	-	(707)	-	-	-	-	-	-
Equity component of convertible debentures	-	19,277	-	-	-	-	-	19,277	-	19,277	-	19,277
Purchase of the non-controlling interest	-	-	-	-	-	-	-	-	-	-	107,221	107,221
December 31, 2009	38,038	835,269	(242,304)	(39,221)	2,763	57,090	433,334	1,084,969	(138,519)	946,450	1,201,721	2,148,171

Comprehensive income (loss)	-	-	(168,318)	(8,925)	(1,283)	-	80,402	(98,124)	-	(98,124)	(71,914)	(170,038)
Purchase of treasury stocks	-	-	-	-	-	-	-	-	(6,053)	(6,053)	-	(6,053)
Stock-based compensation expenses	-	-	-	-	-	6,384	-	6,384	-	6,384	8,470	14,854
Employee stocks expired		6,832				(6,832)		-		-		-
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	190,832	190,832
Issuance of shares to non-controlling interest by a subsidiary	-	(15,396)	-	-	-	-	-	(15,396)	-	(15,396)	22,342	6,946
Exercise of shares by employees	13	1,998	-	-	-	(2,011)	-	-	-	-	-	-
June 30, 2010	38,051	828,703	(410,622)	(48,146)	1,480	54,631	513,736	977,833	(144,572)	833,261	1,351,451	2,184,712

ELBIT IMAGING LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)

	Share capital	Share premium	Foreign currency translation adjustments	Hedging reserves	Available for sale reserve	Stock based compensation reserve	Retained earnings	Gross amount	Treasury stock	Total amount attributable to equity holders of the Company	Non-controlling interest	Total shareholders' equity
	(In thousand NIS)
Balance

January 1, 2009	38,032	815,291	(304,369)	(37,122)	(4,081)	43,840	960,620	1,512,211	(138,519)	1,373,692	1,064,091	2,437,783
Effect of change in accounting policy of measurement of investment property							7,456	7,456		7,456	5,805	13,261
Effect of change in accounting policy for classification of lease of land							(3,800)	(3,800)		(3,800)		(3,800)
As restarted	38,032	815,291	(304,369)	(37,122)	(4,081)	43,840	964,276	1,515,867	(138,519)	1,377,348	1,069,896	2,447,244
Comprehensive income (loss)	-	-	98,014	399	428	-	(186,147)	(87,307)	-	(87,307)	(12,231)	(99,538)
Stock-based compensation expenses	-	-	-	-	-	8,589	-	8,589	-	8,589	22,480	31,069
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	5,993	5,993
Issuance of shares to the Non-controlling interest by a subsidiary	-	-	-	-	-	-	-	-	-	-	61,141	61,141
Purchase of the Non-controlling interest	-	-	-	-	-	-	-	-	-	-	(98,467)	(98,467)
June 30, 2009	38,032	815,291	(206,355)	(36,723)	(3,653)	52,429	778,129	1,437,150	(138,519)	1,298,631	1,048,812	2,347,443

ELBIT IMAGING LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)

	Share capital	Share premium	Foreign currency translation adjustments	Hedging reserves	Available for sale reserve	Stock based compensation reserve	Retained earnings	Gross amount	Treasury stock	Total amount attributable to equity holders of the Company	Non-controlling interest	Total shareholders' equity
	Convenience translation US'000
Balance

December 31, 2009	9,816	215,553	(62,530)	(10,122)	712	14,735	111,828	279,992	(35,747)	244,245	310,122	554,367

Comprehensive income (loss)	-	-	(43,436)	(2,303)	(330)	-	20,748	(25,321)	-	(25,321)	(18,559)	(43,880)
Purchase of treasury stocks	-	-	-	-	-	-	-	-	(1,562)	(1,562)	-	(1,562)
Stock-based compensation expenses	-	-	-	-	-	1,647	-	1,647	-	1,647	2,186	3,833
Employee stocks expired	-	1,763	-	-	-	(1,763)	-	-	-	-	-	-
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	49,247	49,247
Issuance of shares to the Non-controlling interest by a subsidiary	-	(3,974)	-	-	-	-	-	(3,974)	-	(3,974)	5,766	1,792
Exercise of shares employees	4	517	-	-	-	(521)	-	-	-	-	-	-

June 30, 2010	9,820	213,859	(105,966)	(12,425)	382	14,098	132,576	252,343	(37,309)	215,035	348,762	563,797

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months period ended			Year ended	Six months period ended
	June 30			December 31	June 30
	2010	2009		2009	2010
					Convenience
					Translation
	(in thousand NIS)				US$'000

CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) for the period	105,051	(243,306)	(**)	(651,005)	27,109
Income tax expenses (tax benefit) recognized in profit and loss	17,268	(30,032)		(35,571)	4,456
Finance expenses recognized in profit and loss	151,040	166,961		261,523	38,978
Income tax paid in cash	(4,710)	(1,045)		(3,698)	(1,215)
Discontinued operation	-	538		(16,551)	-
Depreciation and amortization (including impairment)	46,447	88,475		317,871	11,986
Share in losses of associates, net	4,867	7,510		14,039	1,256
Loss (gain) from realization of assets and liabilities	(4,450)	(876)		(681)	(1,148)
Stock based compensation expenses	13,530	26,554		36,719	3,492
Loss from realization of investments in subsidiaries (Appendix C)	-	150		150	-
Profit from change of shareholding in subsidiaries	-	(78,258)		(31,106)	-
Investment in initially-consolidated subsidiaries (Appendix B)	-	(23,127)		(23,127)	-
Gain from bargain purchase	(384,779)	-		-	(99,298)
Others	1,065	-		(413)	275
Trade accounts receivables	(12,749)	(19,023)		(9,123)	(3,290)
Receivables and other debit balances	55,684	13,033		66,721	14,370
Long-term receivables	(123)	1,746		(672)	(32)
Inventories	(10,525)	(6,690)		(7,298)	(2,716)
Trading property and payment on account of trading property	(255,002)	(387,795)		(612,088)	(65,807)
Suppliers and service providers	(42,953)	(31,809)		(16,608)	(11,085)
Payables and other credit balances	5,950	(36,325)	(**)	(56,738)	1,540
Net cash continuing operations	(314,389)	(553,319)		(767,656)	(81,129)
Net cash provided by discontinued operating activities	457	217		13,325	115
Net cash used in operating activities	(313,932)	(553,102)		(754,331)	(81,014)

(**)	Change in accounting policy of measurement of investment property (see note 3.A).

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

	Six months period ended		Year ended	Six months period ended
	June 30		December 31	June 30
	2010	2009	2009	2010
				Convenience
				Translation
	(in thousand NIS)			US$'000

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in initially - consolidated subsidiaries (Appendix D and E)	(140,206)	-	(1,252)	(43,924)
Purchase of property plant and equipment, investment property and other assets	(41,101)	(52,930)	(106,533)	(10,607)
Proceeds from realization of property plant and equipment, investments and loans	2,637	1,611	2,785	681
Proceeds from realization of investments in subsidiaries (Appendix C)	-	1,260	1,260	-
Investments in associates and other companies	(2,591)	(2,926)	(5,600)	(669)
Proceeds from realization of long-term deposits and long-term loans	104,311	95,192	110,766	26,919
Investment in long-term deposits and long-term loans	(864)	(5,852)	(11,214)	(223)
Interest received in cash	34,644	42,946	91,223	8,940
Investments in debt security	(39,206)	-	-	(10,118)
Proceeds from repayment of debt security	47,207	-	-	12,182
Proceed from sell of available for sale marketable securities	23,228	-	20,822	5,994
Purchase of available for sale marketable securities	(79,897)	-	(45,351)	(20,619)
Short-term deposits, loans and marketable securities, net	(125,961)	22,300	42,281	(24,762)
Net cash provided by (used in) investing activities	(217,799)	101,601	99,187	(56,206)

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of the company shares by a subsidiary	(6,053)	-	-	(1,562)
Interest paid in cash	(121,582)	(124,200)	(319,919)	(31,376)
Proceeds from long-term borrowings	416,523	78,691	709,286	107,490
Repayment of long-term borrowings	(98,252)	(15,037)	(341,672)	(25,355)
Proceed from short-term credit	182,956	139,839	272,045	47,213
Proceed from selling derivatives	-	-	71,706	-
Sale of subsidiary shares to its non-controlling interest Shareholders (***)	-	-	159,746	-
Purchase of non-controlling interest shares in subsidiaries	-	(35,663)	(43,598)	-
Repayment of short-term credit	(72,615)	(17,974)	(82,539)	(18,739)
Net cash provided by financing activities	300,977	25,656	425,055	77,671

Decrease in cash and cash equivalents	(230,754)	(425,845)	(230,089)	(59,549)
Cash and cash equivalents at the beginning of the period	1,508,301	1,690,433	1,690,433	389,239
Net effect on cash due to currency exchange rates changes	(88,196)	57,283	47,957	(22,761)
Cash and cash equivalents at the end of the period	1,189,351	1,321,871	1,508,301	306,929

(***)	Retrospective application of IAS 27.

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

	Six months period ended		Year ended	Six months period ended
	June 30		December 31	June 30
	2010	2009	2009	2010
				Convenience
				Translation
	(in thousand NIS)			US$'000

Appendix A -
Non-cash transactions

Acquisition of property plant and equipment, investment property and other assets by credit	11,419	3,834	7,334	2,947

Selling of property plant and equipment, investment property and other assets by debit	34,947	-	-	9,019

Settlement of convertible debentures in a subsidiary into share capital, by the minority	-	76,052	76,052	-

Appendix B -
Initially consolidated subsidiaries

Trading property	-	150,764	150,764	-
Working capital (excluding cash), net	-	19,010	19,010	-
Investment in associate	-	2,453	2,453	-
Investment property	-	-	-	-
Short term loan	-	(132,337)	(132,337)	-
Long term liabilities	-	(10,770)	(10,770)	-
Non-controlling interest	-	(5,993)	(5,993)	-
	-	23,127	23,127	-

Appendix C -
Proceeds from realization of investments in subsidiaries

Working capital (excluding cash), net	-	204	204	-
Investment property	-	1,206	1,206	-
Long term liabilities	-	-	-	-
Loss from realization of subsidiaries	-	(150)	(150)	-
	-	1,260	1,260	-

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)

	Six months period ended		Year ended	Six months period ended
	June 30		December 31	June 30
	2010	2009	2009	2010
				Convenience
				Translation
	(in thousand NIS)			US$'000

Appendix D -
Initially consolidated subsidiaries

Working capital (excluding cash), net	(1,539)	-	-	(397)
Prepayment lease rights	-	-	1,253	-
Fix assets	77,223	-	517	19,929
Long term liabilities	(70,420)	-	-	(18,173)
Share Capital	(91)	-	-	(24)
Non-controlling interest	-	-	(518)	-
	5,173	-	1,252	1,335

Appendix E -
Initially consolidated subsidiaries
Working capital:
Short term loans	(578,632)	-	-	(149,324)
Others	25,513	-	-	14,326
Long-term deposits	8,349	-	-	2,155
Property, plant equipment and other assets	3,098	-	-	799
Investment property	2,420,274	-	-	624,587
Long term liabilities	(1,161,589)	-	-	(299,765)
Non-controlling interest	(197,201)	-	-	(50,891)
Gain from barging purchase	(384,779)	-	-	(99,298)
	135,033	-	-	42,589

Elbit Imaging Ltd.
Notes to the condensed consolidated interim financial information

1.	Reporting entity

A.
Elbit Imaging Ltd. (“Elbit” or "the Company") was incorporated in 1996 under the laws of the State of Israel. The Company's securities are listed on the NASDAQ Global Select Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange ("TASE"). Our executive offices are located at 2 Weitzman Street, Tel-Aviv 64239, Israel.

B.
The activities of the “Company” and its held entities (the "Group") are divided into the following principal fields: (i) Commercial and Entertainment Centers - initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels - hotel operation and management, primarily in major European cities; (iii) Image Guided Treatment - investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - initiation, construction and sale of residential projects and other mixed-use real property projects, predominantly residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel -distribution and marketing of fashion apparel and accessories in Israel; (vi) Yielding Real Properties - investment in commercial real property in the USA; and (vii) Other Activities - (a) venture capital investments; and (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages.

2.	Statement of compliance

This condensed consolidated interim financial statement has been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statement do not include all of the information required for full annual financial statements, and should be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2009.

The condensed consolidated interim financial information were approved for issue by the Company's board of directors on October 14, 2010.

Rates of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	Half year ended June 30	Year ended December 31
	2010	2009

US Dollar ($)	3.875	3.775
EURO (€)	4.756	5.442
British Pound (£)	5.823	6.111
Romanian New Lei (RON)	1.080	1.278
Indian Rupee (INR)	0.084	0.081

Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currencies (%):

	Half year ended June 30	Year ended December 31
	2010	2009

US Dollar ($)	2.65	(0.71)
EURO (€)	(12.57)	2.74
British Pound (£)	(4.72)	10.14
Romanian New Lei (RON)	(15.49)	(3.84)
Indian Rupee (INR)	3.09	5.19

Elbit Imaging Ltd.
Notes to the condensed consolidated interim financial information

3.	Significant accounting policies

The accounting policies applied by the Group in these condensed interim financial information are the same as those applied by the Group in its latest annual consolidated financial statements as of December 31, 2009 with the exception of the following:

A.	Change in accounting policy

●
IAS 40, Investment property

Investment property is real estate (land or a building or both) held by the Group in order to earn rental income or for capital appreciation or both, rather than use for administrative purposes or sale in the ordinary course of business (hereafter: “investment property”). Included in the framework of investment property is, among others, real estate of the following categories:

•
Rights in real estate held by the Group under operational lease which would otherwise comply with the above definition of investment property (leased property) are also classified and treated as investment property.

•
Land acquired with no defined and final designation as an investment property. When the final use of a land is determined and it is evidenced by commencement of activities to get it ready for its intended use, the Group transfers the relevant part of the investment in the land to investment property and/or property plant and equipment and/or to trading property as the case may be.

Investment property is initially recognized at acquisition cost, which includes the direct transaction costs, such as fees of legal and economic advisors and purchase taxes. In periods subsequent to initial recognition, investment property is measured at fair value. Gains or losses derived from adjustments of fair value of the investment property, including those deriving from changes in exchange rates, are recorded in the statement of operations of the period in which they occur.

For purposes of determining fair value of investment property, management's estimation is based on either appraisals performed by external local knowledgeable independent real estate appraisers, having the required experience and expertise, or through appropriate valuation techniques adopted by the Group based on the experience and experts of the Group.

The costs of realizing investment property are charged to the statement of operations as of the date on which the property is sold. The difference between the consideration received from the realization of the investment property and the fair value as included in the latest financial statements (including interim financial statements) is recorded as of the date of closing the transaction to the statement of operations and is presented as gain or loss from realization of investment property. The direct costs of realizing the property are offset from this gain or loss.

Elbit Imaging Ltd.
Notes to the condensed consolidated interim financial information

3.	Significant accounting policies (cont.)

A.	Determination of fair value of investment property

The fair value of investment property was determined in accordance with the provisions of International Accounting Standard 40. Pursuant to this standard, the fair value of investment property is the price at which the property could be exchanged between knowledgeable, willing parties in an arm's length transaction. A "willing seller" is neither a forced seller nor one prepared to sell at a price not considered reasonable in the current market. The fair value is determined regardless of transaction costs, which might be incurred at the time of sale or realization of the investment property.

The Group customarily determines the fair value according to accepted evaluation methods for real estate properties. The factors taken into account in assessing valuations may include:

•	Assuming a willing buyer and a willing seller, without duress and an appropriate time to market the property to maximize price;
•	Information obtained from valuers, sales and leasing agents, market research reports, vendors and potential purchasers;
•	Capitalization rates used to value the asset, market rental levels and lease expiries;
•	Changes in interest rates;
•	Asset replacement values;
•	Discounted cash flow models;
•	Available sales evidence; and
•	Comparisons to valuation professionals performing valuation assignments across the market.

When the fair value of investment property is determined based upon the discounted cash flows approach, the assumptions underlying the model, as well as the ability to support them by means of objective and reasonable market demonstrations, so they can be viewed as assumptions that market participants may have used, are significant in determining the fair value of the investment property. Among the predominant assumptions that may cause substantial changes in the fair value, one can point to the interest rate for discounting the cash flows, the rate of the entrepreneurial profit, the future sales prices, the costs required to complete the project. All together, considering the degree of certainty, or uncertainty, of the markets in which the Group operates.

The Company endeavours to determine an objective fair value to the extent possible, however, the process of evaluating the fair value of investment property also involves subjective factors, derived from, among other things, the past experience of the Group’s management, and its understanding of the anticipated development in the real estate markets as of the date on which the estimate of the fair value is being determined.

Elbit Imaging Ltd.
Notes to the condensed consolidated interim financial information

3.	Significant accounting policies (cont.)

A.	Determination of fair value of investment property (cont.)

Until the closing of the transaction detailed in note 7.3, whereby the Group became the controlling party of EDT, which holds commercial real properties in the USA, the Group accounted for investment property at cost less accumulated depreciation and impairment.

The Company is of the opinion that transferring to the fair value model is more appropriate due to the closing of the EDT transaction disclosed in note 7.3, which resulted in substantial yielding properties included initially in this financial information. The Company is also of the opinion that this treatment is more consistent with the accounting treatment in the yielding assets industry.

Change in accounting policy was applied retroactively:

The effects on the Consolidated Balance sheets for 2009:

January 1, 2009
(in thousand NIS

Increase in O.B Returning earning attributed to the equity holders	7,456
Increase in deferred taxes liability	2,710
Increase in investment property	19,394
Increase in Non-controlling interest	5,805

The effects on the income statement for the year ended 31 December 2009:

Decrease in commercial centers expenses	2,327
Increase in Non-controlling interest	1,096

B.	First adoption of new standards and interpretations

●
IFRS 3, Business Combinations (Revised) - From January 1, 2010 the Company has applied IFRS 3 Business Combination (2008) in accounting for business combinations. The change in accounting policy has been applied prospectively.

For acquisition on or after January 1, 2010 the Company measures goodwill as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The Company elects on a transaction-by-transaction basis whether to measure non-controlling interests at fair value, or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree, at the acquisition date.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Refer to note 7.3 for the application of the new policy to the business combination that occurred during the period.

Elbit Imaging Ltd.
Notes to the condensed consolidated interim financial information

3.	Significant accounting policies (cont.)

B.	First adoption of new standards and interpretations

●
IAS 27, Consolidated and Separate Financial Statements (Revised) - from January 1, 2010 the Company has applied IAS 27(revised). The standard provides the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the Company retains control before and after the transaction, are treated as capital transactions in contrary to the accounting treatment that applied before the adoption of the revised standard which recognized the result of these transactions in the income statement.

The effect of applying the new standard provisions resulted in recording a NIS 15 million amount directly to shareholders equity.

According to IAS 7 (revised) cash flows arising from changes in ownership interests in a subsidiary that do not result in a loss of control shall be classified as cash flows from financing activities. Consequently the Group reclassified transactions with minority shareholders occurred in previous periods from investing activities to financing activities in the cash flows statement.

In respect of transaction with the minority, subsequent to which the Company losses control in the subsidiary, the investment retained will be measured at fair value as of that date, with the difference as compared to investment's book value to be recorded to the statement of operations.

The minority interest in the losses of a subsidiary, which exceed the minority's share in the subsidiary's shareholders’ equity, is charged to the minority interest in any case, while ignoring its obligations and ability to make additional investments in the subsidiary. The changes mentioned above are being implemented prospectively. As a result of the adoption of the standard the Company's does not include in its consolidated statement of income, the minority share in losses of a subsidiary which will be accrued as from January 1, 2010 in amount of NIS 13.4 million.

●
Amendment to IAS 17, Leases -

Prior to amendment, IAS 17 generally required leases of land with an indefinite useful life to be classified as operating leases. Following the amendment, leases of land are classified as either ‘finance’ or ‘operating’ in accordance with the general principles of IAS 17.

The implementation of the amendment is applied retroactively for reporting periods commencing on January 1, 2010 and thereafter. The amendment is being implemented retroactively in relations to existing leases for which all the information required in the standard is available at the beginning of the lease term.

Elbit Imaging Ltd.
Notes to the condensed consolidated interim financial information

3.	Significant accounting policies (cont.)

B.	First adoption of new standards and interpretations

The effects on the Consolidated Balance sheets for 2009:

January 1, 2009
(in thousand NIS

Decrease in O.B Returning earning attributed to the equity holders	3,800
Increase in Property, plant and equipment	139,100
Increase in Borrowings	28,700
Decrease in Other assets and deferred expenses	114,200

C.	Standards have been published that are not yet effective

Following are new standards that were published during the reporting period which were not disclosed in note 2.AJ. to the 2009 annual statements:

Certain new standards, amendments and interpretations to existing standards have been published that are not yet effective for the Group's accounting period ended June 30, 2010, and have not been early adopted in preparing these condensed consolidated interim financial information:

Amendments to IFRS 2 - "Share based payment transactions in a group which are settled in cash

The amendments determine the accounting treatment in financial statements of an entity with respect to share based payment transactions settled by other entities in the group. In addition, the amendments integrate previous instructions of IFRIC 8 "Effectiveness of IFRS 2" and IFRIC 11 -"Transactions in Shares of the Group and in Treasury Stock" into IFRS 2. The amendments are applied retroactively except for the amendments relating to previous instructions which are effective from their original date.

The following amendments were published in the framework of the improvements to the IFRS for the year of 2010:

Amendment to IAS 1 (Amended) "Presentation of Financial Statements"

In the context of the amendment, it was determined that the details of other comprehensive income will be presented on the face of the statement of changes in equity or in the notes, according to the Company's accounting policies. The amendment will be implemented retroactively.

Amendment to IAS 27 (Amended) "Consolidated and Separate Financial Statements"

In the context of the amendment, clarification was made of the transitional provisions of amendments to other standards following adoption of IAS 27 (Amended) and they are an amendment to IAS 21 "Effect of the Changes in Foreign Currency Exchange Rates", IAS 28 "Investment in Associated Companies" and IAS 31 "Rights in Joint Ventures", and determined that the amendments to the other standards will be implemented prospectively beginning from the date of adoption of the provisions of IAS 27 (Amended).

Elbit Imaging Ltd.
Notes to the condensed consolidated interim financial information

3.	Significant accounting policies (cont.)

C.	Standards have been published that are not yet effective

Amendment to IAS 34 "Financial Reporting for Interim Periods"

In accordance with the amendment, the framework of the events and transactions which require disclosure in the interim financial statements was expanded. Among other things, the amendment focuses on updating information that was included in the context of the annual financial statements, changes in classification of financial assets and changes which took place in financial instruments measured at fair value., including changes in the hierarchy of the measurement applied to them. The amendment will apply to annual report periods commencing on January 1, 2011 and thereafter. Early adoption with disclosure is permitted.

IFRS 7 Financial Instruments: Disclosures

The amendment clarifies the connection existing between the qualitative and quantitative disclosures regarding financial instruments and regarding the risks involved in holding them and clarifies certain disclosure requirements detailed in the amendment.

Among other things, the amendment decreases part of the required disclosures regarding credit risk on certain financial instruments and reduces certain disclosure requirements regarding collateral which was received. The amendment will apply to annual report periods commencing on January 1, 2011 and thereafter. Early adoption with disclosure is permitted.

4.	Claims

In continuation to note 23.B to the 2009 annual financial statements with respect to legal proceedings, there is no material change during the period or updates of lawsuits presented in 2009 annual financial statements, apart from that disclosed in note 8.5.

5.	Segment reporting

The chief operating decision-makers (CODM) has been identified as the Group’s Executive Committee. The CODM reviews the group’s internal reporting in order to assess performance and allocate resources. The CODM assess the performance of the operating segments based on a Net operating Income.

For the purpose of this interim financial information the following business segment are reported:

•	Commercial and Entertainment Centers
•	Hotels
•	Image Guided Treatment
•	Residential Projects
•	Investment property (see note 3.B.)
•	Fashion Apparel and others
•	Others(Venture capital investments, Hospitals, Farm and dairy plants)

(*)	Since the closing of the transaction occurred at the end of the reporting period, there is no effect of this segment on the six-month period ended June 30, 2010.

Elbit Imaging Ltd.
Notes to the condensed consolidated interim financial information

5.	Segment reporting (Cont.)

Six months period ended June 30, 2010

	Commercial and entertainment centers (i)	Hotels	Image guided treatment	Residential	Fashion apparel and others	Other	Total
	( I n t h o u s a n d N I S)
	(unaudited)

Segment revenues	47,335	193,866	16,283	-	81,320	-	338,804
Gain from bargain purchase							384,779
							723,583

Intersegment revenues	-	-	-	-	-	-	-

Segment profit(loss)	(30,805)	31,469	(45,444)	(13,450)	(9,089)	(4,639)	(71,958)
Gain from bargain purchase							384,779
							312,821

Financial expenses	(7,849)	(48,903)	-	-	(1,708)	-	(58,460)
Share in losses of associates, net	(1,279)					(3,588)	(4,867)
Unallocated general and administrative expenses							(34,595)
Unallocated financial expenses							(128,897)
Financial income							21,890
Change in fair value of financial instruments measured at FVTPL							14,427
loss before income taxes							122,319

●	Following are the segment assets which have been materiality changed during the six months period ended June 30,2010:

The investment property segment assets amount as of June 30, 2010 amounted to NIS 2,472,472 thousand ($ 638 million) in 2010, as compared to NIS 99,893 thousand as of December 31, 2009. The increase is mainly attributable to investment property recorded following the acquisition of USA activity (see note 8.4).

Elbit Imaging Ltd.
Notes to the condensed consolidated interim financial information

5.	Segment reporting (Cont.)

Six months period ended June 30, 2009

	Commercial and entertainment centers (i)	Hotels	Image guided treatment	Residential	Fashion apparel others	Other	Total
	( I n t h o u s a n d N I S)
	(unaudited)

Segment revenues	105,524	188,919	39,152	-	49,775	-	383,370

Intersegment revenues	-	-	-	-	-	-	-

Segment profit(loss)	(29,476)	13,554	(27,501)	(8,833)	(6,938)	(5,286)	(64,479)

Financial expenses	(5,630)	(57,706)	(915)	-	(2,538)	-	(66,790)
Share in losses of associates, net	(3,880)					(3,630)	(7,510)
Unallocated general and administrative expenses							(33,851)
Unallocated financial expenses							(61,889)
Financial income							50,268
Change in fair value of financial instruments measured at FVTPL							(88,549)
loss before income taxes							(272,800)

6.	Financial risks

During the six-months period ended June 30, 2010 there have been no significant changes in the Group’s financial risk management. Objectives and policies are consistent with those disclosed in note 30.C the consolidated financial statements as at and for the year ended December 31, 2009.

7.	Significant events during the period

7.1	Additional issuance of Plaza Centres series Bdebentures

During the first quarter of 2010, Plaza Centres N.V.("PC"), the Company's 67% held subsidiary, announced that, following the public offering in Israel of unsecured nonconvertible Series B debentures (the "Series B debentures"), pursuant to PC's prospectus dated February 3 2008 (“prospectus”), it has agreed with Israeli Investors to issue an additional principal amount of NIS 308 million of Series B debentures (the "Additional Debentures") for an aggregate consideration of approximately NIS 330 million.

The terms of the Additional Debentures are identical to the terms of the Series B debentures issued to the public under PC's prospectus.

Elbit Imaging Ltd.
Notes to the condensed consolidated interim financial information
7.	Significant events during the period (Cont.)

7.2	Framework agreement for a Joint Venture in the United States

On February 9, 2010 the Company entered through Elbit Plaza USA, L.P. (“Elbit Plaza USA”), a new Real Estate Investment Partnership with PC into a framework and co-investment agreement with Eastgate Property LLC (“Eastgate”) to take advantage of real estate opportunities in the United States, primarily in the retail sector. Under the terms of the new strategic joint venture, Elbit Plaza USA and Eastgate have jointly committed to invest a total of $200 million (each $ 100 million) in one or more dedicated US real estate investment platforms, which will focus on investments in the US commercial real estate sector (collectively, the “Fund”). The Fund will seek to identify potential investments and make both direct purchases and enter into joint ventures with local business partners over a two year acquisition period. Once assets have been acquired, PC and The Company will undertake asset management initiatives to maximise income and capital value growth from the properties.

Pursuant to the framework and co-investment agreement with Eastgate EPN GP LLC(“EPN”) was jointly established as a Real Estate Investment Venture for the purpose of investing in the US real estate market, primarily in the retail sector. For the transaction in the USA refer to Note 10(3) .

In June 2010 Elbit Plaza USA and Eastgate raised from Menora Mivtachim Insurance Ltd. (“Menora”), and certain of Menora’s affiliates, $31 million (NIS 120 million) of capital commitments to be invested in EPN. Following this commitment the Company indirect interests in EPN were reduced from 50% to 43.3%. Menora will have the right to appoint an observer to observe meetings of the investment committee of EPN, but such observer shall not have any voting power.

7.3	Investment in US Real Estate market

During the period from April through June 2010 the Company entered, through its jointly controlled entity, EPN, into a series of agreements (which are described below) for the purpose of acquiring the controlling interests in Macquarie DDR Trust ("EDT" or the "Trust"). EDT is an Australian publicly traded trust (ASX:EDT.AX), which holds and manages as of June 30, 2010 two US REIT portfolios of 75 retail properties. The properties have approximately 13.0 million sq ft of lettable area of mainly community shopping centers across 23 states in the United States. Pursuant to these agreements, on June 18 2010 EPN acquired 47.8% of the unitholdings in the trust. In addition, EPN acquired a 50% interest in the entity which is the owner of the Responsible Entity of the Trust (the "US Manager") for approximately $ 3 million. Developers, Diversified Realty Corporation, an Ohio corporation specializing in real estate investments and assets management ("DDR"), will remain as a 50% co-owner of the US Manager and continue to act as property manager of the Trust's assets. The US Manager looks after the day-to-day management of EDT, including its investments, strategy management and financing. Pursuant to the agreements EPN has the right to appoint six board members out of eleven (55%) of the Responsible Entity's board of directors and consequently, together with its 47.8% holding in the Trust, the Company management is of the opinion that EPN has de facto control over EDT, that is the power to govern the financial and operating policies of EDT.

Elbit Imaging Ltd.
Notes to the condensed consolidated interim financial information

7.	Significant events during the period (Cont.)

7.3	Investment in US Real Estate market(Cont.)

In the framework of the transaction:

(i)	EPN acquired a unit holding representing 15% of the Trust's units, pre-placement, through a 9.5 million Australian Dollar (“AUD”) (NIS 33 million) private placement (the “Placement”).

(ii)	EPN acquired from Macquarie Group Limited ("Macquarie") its 2.6% principal unitholding in the Trust for 1.7 million AUD (NIS 6 million);

(iii)
Subsequently, EPN participated in and sub-underwrite a proposed recapitalization of EDT to raise approximately AUD 200 million (NIS 695 million) ("Recapitalization"). The Recapitalization was undertaken by way of a pro rata entitlement offer ("Entitlement Offer"). Following the completion of the Entitlement Offer EPN became a 47.8% holder of the Trust’s units, and by that becoming the largest unitholder of the Trust.

The net proceeds of the Placement and Entitlement Offer were used for the repayment of the amounts outstanding under EDT's unsecured debt and derivative liabilities.

Following the completion of the above transactions, EPN is fully consolidating the financial statements of the Trust with non-controlling interest of 52.2%, as of June 18 2010.

Elbit Plaza USA, a joint venture limited partnership held in equal part by the Company and PC perform a proportional consolidation of 43.3% of EPN condensed interim consolidated financial statements.

Elbit Imaging Ltd.
Notes to the condensed consolidated interim financial information

7.	Significant events during the period (Cont.)

7.3	Investment in US Real Estate market (Cont.)

The following presents the fair value of asset acquired and liabilities assumed (thousands of NIS):

Item	100%		Company's share (43.3%)
Cash and cash equivalents		137,430		59,493
Trade and other receivables		157,884		68,348
Investment property		5,590,832		2,420,273
Deferred tax assets		19,286		8,349
Other assets		7,155		3,098
Trade payables		(15,357)		(6,648)
Interest bearing loans		(4,019,910)		(1,740,221)
Other accounts payable		(88,059)		(38,120)
Total net asset	(*)	1,789,261	(*)	774,608

(*)As of the date of approval of these interim financial statements, and due to the complexity of the transaction, the accounting for this business combination in respect to the examination of the fair value of certain interest bearing loan liabilities assumed is incomplete, and therefore the related amounts recognized are provisional and subject to changes. The Company expects to complete its examination in the second half of 2010. The total purchase price and the fair value of the non-controlling interest was as follows (thousands of NIS):

Total amount paid by EPN (*):	445,986
Fair value of non-controlling interest (**):	455,534
Total	901,520

 (*) The amount paid by the Company (NIS 446 million) net of the Company's share in EDT's cash as of the transaction date (cash acquired) amounted to NIS 135 million.

(**)The Company has chosen to measure non-controlling interests at fair value. The non-controlling interest was evaluated at AUD 0.055 per unit, totaling $117 million (circa NIS 446 million).

As a result of the above, EPN recorded a gain from a bargain purchase of $ 233 million (NIS 889 million), and the Company recorded 43.3% out of this amount, totaling NIS 385 million.

Elbit Imaging Ltd.
Notes to the condensed consolidated interim financial information

7.	Significant events during the period (Cont.)

7.3	Investment in US Real Estate market(Cont.)

•
Status of EDT borrowing facilities expiring within the next 12 months

As of June 30, 2010, EDT has yielding assets which are collateralized against a $107.5 million facility which matures in June 2011. This non-recourse facility is separately secured on thirteen properties which have a book value of $181 million as at June 30 2010. EDT intends to explore the potential refinancing of this facility with another lender prior to its maturity date

•
Planned liquidation of certain assets in EDT

EDT and DDR each hold a 50% interest in a Single Box Portfolio, which is comprised of 26 properties located predominately on the West Coast of the United States. The Single Box Portfolio was valued at $137 million as at June 30, 2010.

The amount currently outstanding under the Single Box Portfolio loan facility is approximately US$156 million, with the loan due to mature in October 2010.

The loan is non-recourse and there is no obligation for the Trust to provide further equity to the lender or joint venture.

Due to the uncertainty of being able to retrieve any equity value from the Single Box Portfolio and significant additional capital being required, EDT, DDR and the loan servicer requested that a court appoint a third party receiver to manage and liquidate the remaining assets within the Single Box Portfolio.

7.4	Issuance of Series G debentures

On March 25, 2010 the Company issued NIS 100,000,000 principal amounts of Series G debentures to investors in Israel, at the price of NIS 1,000 per unit (each unit is comprised of NIS 1,000 principal amount) pursuant to the shelf prospectus filed in Israel on July 21, 2009. The debentures bear interest rate of 5.08% linked to increases in the Israeli consumer price index. Interest will be payable on June 30 and December 31 of each of the years 2010 through 2018. The principal of the Series G Debentures will be subject to repayment as follows:

•	10% of the principal will be payable on December 31, 2014;

•	20% of the principal will be payable on December 31 on each of 2015 and 2016; and

•	25% of the principal will be payable on December 31 on each of 2017 and 2018.

7.5	Option plan

In February 2010, the Company's board of directors adopted an option plan ("option plan") for the grant of up to 500,000 non-marketable options up to 35 employees of the Company exercisable into 500,000 ordinary shares of Insightec. Each option is exercisable into one share for an exercise price of $2 .The exercise price of each option will be reduced upon distribution of dividend, stock dividend etc., according to the approved option plan. As of October 14, 2010 430,000 options were granted to the Company's employees and directors out of which 67,500 options granted to the Company Co-CEOs and CFO an additional 50,000 options were granted to the Company's chairman of the board and 30,000 options were granted to the Company’s directors. Based on the bionomic model the total cost of the benefit is approximately $ 3 million (NIS 11 million).

The vesting period of the options will occur ratably over a three years period (33% of the options shall vest on each of the first three anniversaries of the date grant (vesting period). The options will expire 7 years following the date of grant.

Elbit Imaging Ltd.
Notes to the condensed consolidated interim financial information

7.6	Acquisition of Holiday Inn Schipol hotel

In April, 2010 the Group together with a jointly controlled partner acquired a hotel (the Holiday Inn Schipol hotel) for a total consideration of EUR 30 Million (Group share - Euro 15 million) out of which EUR 28 million will be financed by the bank.

7.7	Repurchase ordinary shares

In May, 2010 the Company's board of directors approved a plan to repurchase ordinary shares of the Company on Tel Aviv Stock Exchange (the “TASE”) from time to time for an aggregate of up to NIS 30 million (approximately $7.8 million) subject to market conditions by a wholly owned subsidiary of the Company. During the period a wholly owned subsidiary of the Company repurchased 110,337 ordinary shares in the aggregate amount of approximately NIS 6 million.

Elbit Imaging Ltd.
Notes to the condensed consolidated interim financial information

8.	Post balance sheet events

8.1	Restructuring of partnership agreement in India.

On March 13, 2008 Elbit Plaza India Real Estate Holdings Ltd (“EPI”), a 50%/50% joint venture company of the Company and PC entered into an amended and reinstated share subscription and framework agreement ("Framework Agreement"), with a third party (the "Seller"), and a wholly owned Indian subsidiary of EPI ("SPV"), to acquire, through the SPV, up to 440 acres of land in Bangalore, India. As of June 30, 2010, the SPV has secured rights over approximately 54 acres and the total aggregate consideration paid was approximately INR 2,840 million, presented in the statement of financial position as of June 30, 2010 as trading property.

In addition the SPV has paid to the Seller advances of approximately INR 2,536 million (NIS 213 million) on account of the future acquisitions by the SPV of a further 51.6 acres ("Refundable Advance"), presented in the statement of financial position as of June 30, 2010 as other receivables. For additional data, see note 8.D.(2) to the 2009 annual financial statements

On July 22, 2010, due to changes in the market conditions and due to new arrangements between the parties, EPI, the SPV and the Seller entered into new framework agreement which established the new commercial understandings pertaining, inter alia, to the joint development of the Project and its magnitude and financing, the commercial relationships and working methods between the parties and the distribution mechanism of the revenues from the Project. In accordance with the new framework agreement, the following commercial terms have been agreed between the parties:

•	EPI will remain the holder of 100% of the shareholdings and the voting rights in the SPV.
•	The scope of the new project will be decreased to approximately 165 acres instead of 440 acres.
•	The Seller undertakes to complete the acquisitions of the additional land in order to achieve rights over the said 165 acres.
•	The SPV will not be required to pay any additional amounts in respect of such acquisitions or with respect to the Project.

The Project will be executed jointly by the Seller and the SPV. The Seller (or any of its affiliates) will also serve as general contractor of the Project, as well as the marketing manager of the Project. Under the new framework agreement the Seller is committed to a maximum construction costs, minimum sale prices and a detailed timeline with respect to the development of the Project.

The profits from the Project (including the sale by the Seller or any transaction with respect to the original lands which do not form part of the said 165 acres) will be distributed in a manner by which the Group's share will be approximately 70% until such time that EPI investment in the amount of INR 5,780 million (approximately NIS 0.5 billion) is refunded plus an Internal Return Rate ("IRR") of 20% per annum starting September 30, 2009 (the "Discharge Date").

Following the Discharge Date, EPI will not be entitled to receive any additional profits from the Project and it will transfer to the Seller the entire shareholdings in the SPV for no consideration. In addition, the Seller has a call option, subject to applicable law and regulations, to acquire the entire shareholdings of the SPV, at any time, in consideration for EPI unpaid investment plus an IRR of 20% per annum on the relevant date.

Elbit Imaging Ltd.
Notes to the condensed consolidated interim financial information

8.	Post balance sheet events (Cont.)

8.2	Issuance of series G debentures

On July 29, 2010 and on August 11, 2010 the Company issued NIS186,028,000 and NIS 23,972,000 principal amounts of Series G debentures respectively, at the price of NIS 951 per unit (each unit is comprised of NIS 1,000 principal amount) to investors in Israel pursuant to the shelf prospectus filed in Israel on July 21, 2009, for total consideration of NIS 199.7 million ($ 52 million). The debentures bear interest rate of at a 5.08% linked to increases in the Israeli consumer price index. Interest will be payable on June 30 and December 31 of each of the years 2010 through 2018. The principal of the Series G Debentures will be subject to repayment as follows:

•	10% of the principal will be payable on December 31, 2014;

•	20% of the principal will be payable on December 31 on each of 2015 and 2016; and

•	25% of the principal will be payable on December 31 on each of 2017 and 2018.

8.3	Sell of PC shares

In August 9 2010 the Company sold 15 million shares of PC. The gross proceeds of the Company for such sale are approximately NIS 98 million (approximately $ 26 million). Following the transaction the Company currently owns approximately 62.39% of PC.

The difference between the book value of the shares sold and the consideration received is approximately NIS 48 million and will be recognized to the equity holders of the Company.

8.4	Share purchase agreement with Enter Holdings

In September 2010 the Company entered into a share purchase agreement (the “Agreement”) with Enter Holdings 1 Ltd. (“Enter”) and Enter’s controlling shareholders, pursuant to which the Company will be issued by Enter shares representing a 90% interest in Enter and will be granted by Enter exercise-price free options exercisable into shares of Enter, which together with the aforesaid shares will constitute 98.6% of Enter's share capital (on a fully diluted basis), all in consideration for shares of InSigthec Ltd. (“InSightec”) representing 54.8% of InSightec's share capital (on a fully diluted basis) and shares of Gamida Cell Ltd. (“Gamida”) representing 28.3% of Gamida's share capital (on a fully diluted basis). Under the provisions of the Agreement, simultaneously with the closing of the transaction, Enter’s controlling shareholders will be granted by Enter exercise-price free options to purchase a 0.7% interest in Enter (on a fully diluted basis) and the Company will be entitled to allow additional investors to invest and purchase up to a 10% interest in Enter at a valuation of NIS 800 million. The closing of the transactions contemplated by the Agreement is subject to the fulfilment of certain conditions precedent stipulated in the Agreement, including obtaining the approval of Enter’s shareholders.

Elbit Imaging Ltd.
Notes to the condensed consolidated interim financial information

8.	Post balance sheet events (Cont.)

8.5	Claims

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On August 25, 2010 a settlement agreement has been signed in relation with the legal proceedings described in note 23.B (3)) to the 2009 annual financial statements), in which the plaintiff agreed to withdraw from the proceedings, and some of the defendants, including the Company, agreed to pay the plaintiff a certain sum, of which the Company's part is immaterial. The settlement agreement was approved.

The said claim was filed in September 1999 by a shareholder of Elscint Ltd. (“Elscint”) against Elscint, the Company, Elbit Holdings, Elron Electronic Industries Ltd. and six former directors of Elscint together with an application to certify the said claim as a class action. The plaintiff claimed that the Company acted, through Elscint's directors, systemically with the aim of emptying and diluting Elscint of its business, assets, capital and value, whilst enriching other companies in the Group at the expense of Elscint and at the expense of the minority shareholders of Elscint. The plaintiff also alleged that several significant transactions executed by the Company and Elscint in 1998 were all done whilst oppressing the minority shareholders of Elscint and in contravention of Section 235 of the Companies Ordinance.

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In August 2010, the Court gave a ruling accepting the majority of Vectory Investment Ltd's claims and determining that a former employee of EIL group (see Note 23 B. (6) (first par. page F-86) to the 2009 annual financial statements) does not have any rights at Elbit, Elscint (as they are not "target companies"). The Court also determined that he does not hold any rights to InSightec and Gamida Cell. In October, 2010, a mutual appeal was filed by both parties.

8.6	Share repurchase plan

Subsequent to the balance sheet date, a wholly owned subsidiary of the Company repurchase 310,215 ordinary shares in the amount of approximately NIS 15.8 million.